Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 August 9, 2010

$[—] Notes due August 31, 2012 Linked to the Performance of a Basket of Currencies Global Medium-Term Notes, Series A, No. F-151

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	August 26, 2010

Issue Date:	August 31, 2010

Basket Final Valuation Date:	August 28, 2012 *

Maturity Date:	August 31, 2012* (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. dollar and the Malaysian ringgit (the “USDMYR” currency exchange rate), (ii) the U.S. dollar and the Taiwanese dollar (the “USDTWD” currency exchange rate”) and (iii) the U.S. dollar and the South Korean won (the “USDKRW” currency exchange rate”) (each a “currency exchange rate” and a “basket component”, and each of the Malaysian ringgit, the Taiwanese dollar, and the South Korean won, a “reference currency”). The currency exchange rate on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is “USDMYR”, the Malaysian ringgit per U.S. dollar exchange rate appearing on Reuters screen “ABSIRFIX01”to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m. Singapore time on the relevant date;

(b) where the currency exchange rate is “USDTWD”, the Taiwanese dollar per U.S. dollar exchange rate appearing on Reuters Screen TAIFX1 under the heading “Spot” at approximately 11:00 a.m. Taipei time on the relevant date; and

(c) where the currency exchange rate is “USDKRW”, the South Korean won per U.S. dollar exchange rate appearing on Reuters Screen KFTC18 at approximately 3:30 p.m. Seoul time on the relevant date.

Participation Rate:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Basket Performance is positive, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the Participation Rate and (ii) the Basket Performance. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)]

If the Basket Performance is less than or equal to 0% and equal to or greater than -20%, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the Participation Rate and (ii) the Basket Performance. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)]

If the Basket Performance is less than or equal to -20%, you will receive 80% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $800.00.

Your principal is protected up to 80% only if you hold the Notes to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

Basket Performance:

The Basket Performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The Basket Performance will be calculated as follows:

C( i) Initial = the initial rate (“initial rate”) for each basket component is: [—] with respect to USDMYR, [—] with respect to USDTWD and [—] with respect to USDKRW which, in each case, will be the currency exchange rate on the basket initial valuation date, determined as described under “Reference Asset” above;

C(i) Final = The final rate for each basket component, which, in each case, will be the currency exchange rate on the basket final valuation date, determined as described under “Reference Asset” above; and

W( i) = Weighting of each basket component, which is 1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06740PKK1 and US06740PKK11

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

‡‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual currency exchange rates or Basket Performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the basket components on the basket final valuation date relative to their initial rates. We cannot predict the Basket Performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the currency exchange rates on the basket initial valuation date and basket final valuation date are as indicated.

FWP–2

Example 1: In this case, all reference currencies strengthen against the U.S. dollar. This occurs when C( i)Final decreases from

C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDMYR Exchange Rate	3.1695	3.0110	5.00%	1/3	1.67%
USDTWD Exchange Rate	31.800	28.620	10.00%	1/3	3.33%
USDKRW Exchange Rate	1168.55	993.27	15.00%	1/3	5.00%

Basket Performance					10.00%

Step 2: Calculate the payment at maturity.

Because the Basket Performance of 10% is positive, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) Participation Rate and (ii) the Basket Performance, calculated as follows:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)] = $1,000 + [$1,000 × (100% × 10%)] = $1,100.00

Therefore, the payment at maturity is $1,100 per $1,000 principal amount of Notes, representing a 10.00% return on investment over the term of the Notes.

Example 2: In this case, one reference currency strengthens against the U.S. dollar (this occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar) while two weaken (this occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar).

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDMYR Exchange Rate	3.1695	3.0110	5.00%	1/3	1.67%
USDTWD Exchange Rate	31.800	34.980	-10.00%	1/3	-3.33%
USDKRW Exchange Rate	1168.55	1460.69	-25.00%	1/3	-8.33%

Basket Performance					-10.00%

Step 2: Calculate the payment at maturity.

Because the Basket Performance of -10% is less than or equal to 0% and greater than -20%, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) Participation Rate and (ii) the Basket Performance, calculated as follows:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)] = $1,000 + [$1,000 × (100% × -10%)] = $900.00

Therefore, the payment at maturity is $900 per $1,000 principal amount of Notes, representing a 10.00% loss on investment over the term of the Notes.

Example 3: In this case, all three reference currencies weaken against the U.S. dollar. This occurs when C( i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDMYR Exchange Rate	3.1695	3.9619	-25.00%	1/3	-8.33%
USDTWD Exchange Rate	31.800	41.340	-30.00%	1/3	-10.00%
USDKRW Exchange Rate	1168.55	1577.54	-35.00%	1/3	-11.67%

Basket Performance					-30.00%

Step 2: Calculate the payment at maturity.

Because the Basket Performance of -30% is less than -20%, the payment at maturity is equal to $800 for every $1,000 principal amount of the Notes, representing a 20.00% loss on investment over the term of the Notes.

FWP–3

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the basket components are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Partial Preservation of Capital at Maturity—You will receive at least 80% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. While the treatment of the Notes is not clear and alternative treatments are possible, it would be most reasonable to treat the Notes as debt instruments subject to the special rules governing contingent payment debt obligations for United States federal income tax purposes, and the discussion below assumes that the Notes will be treated as such.. By purchasing the Notes you agree to treat them in the manner described above for U.S. federal income tax purposes. You should consult your tax advisor concerning the consequences of this tax treatment as compared with potential alternative tax treatments, such as treating the Notes as prepaid derivative contracts.

Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial

FWP–4

assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference currencies. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset” and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 80%. The return on the Notes at maturity is linked to the performance of the Malaysian ringgit, the Taiwanese dollar, and the South Korean won relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive or negative. You will lose 20% of the principal invested if the Basket Performance is less than -20%.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Notes Bullish on the Reference Currencies—The Basket Performance will only be positive if, on average, the value of the Malaysian ringgit, the Taiwanese dollar, and the South Korean won strengthen relative to the U.S. dollar. If the Malaysian ringgit, the Taiwanese dollar, and the South Korean won depreciate in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Emerging Markets Risk—The possibility exists of significant changes in rates of exchange between a non-emerging market currency and an emerging market currency or between emerging market currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which we have no control and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. Fluctuations in spot exchange rates that have occurred in the past, are not necessarily indicative of fluctuations that can occur during the term of this investment. The volatility inherent in emerging market currency transactions could significantly affect the overall return on your investment. The risks related to emerging market currencies may exist with respect to the Malaysian ringgit, the Taiwanese dollar, and the South Korean won.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–5

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the currency exchange rates on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the Malaysian ringgit, the Taiwanese dollar, the South Korean won and the U.S. dollar;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the USDMYR, USDTWD and USDKRW currency exchange rates from January 1, 2003 through August 4, 2010 (based on the daily, closing spot exchange rates from Bloomberg L.P.). On August 4, 2010, such closing spot exchange rates of USDMYR, USDTWD and USDKRW were 3.1695, 31.800 and 1168.55 respectively.

We obtained the information regarding the currency exchange rates of USDMYR, USDTWD and USDKRW below from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of USDMYR, USDTWD and USDKRW should not be taken as an indication of future performance of such currency exchange rates, and no assurance can be given as to the final rates on the basket final valuation date. We cannot give you assurance that the performance of USDMYR, USDTWD and USDKRW will result in return of more than 80% of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–7